UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

(December 19, 2018)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Portage Provides Additional Information

Relating to the Independent Director Review

of the Proposed Acquisition of SalvaRx Limited

TORONTO, ONTARIO - December 19, 2018 - Portage Biotech Inc. (CSE:PBT.U) (OTC:PTGEF) (“Portage” or the “Corporation”). The purpose of this press release is to provide supplemental disclosure to the Corporation's management information circular and proxy statement dated November 26, 2018 (the “Circular”) in respect of the Annual and Special Meeting of the Shareholders of the Corporation to be held at 10:00 am (Toronto time) on January 8, 2019. In particular, this release will provide further details and analysis regarding the role and mandate of the independent director of Portage, Steven Mintz, in respect of the proposed acquisition of SalvaRx Limited.

This release should be read in conjunction with the Circular as a whole. Capitalized terms not otherwise defined herein have the meaning ascribed to such terms in the Circular. The Corporation also wishes to advise that it has extended the time for shareholders to submit proxies for online voting to 9:00 a.m. (Toronto time) on January 8, 2019, the day of the meeting, and for valid paper copies up to the start of the meeting.

The Corporation entered into an agreement dated August 13, 2018, as amended (the “Transaction Agreement”), with SalvaRx Group plc, James Mellon and Gregory Bailey (collectively, the “Vendors”).   Pursuant to the Transaction Agreement, Portage will acquire from the Vendors, 100% of the issued share capital of SalvaRx Limited as follows:

Vendor	Relevant Proportion
SalvaRx Group plc	94.2%
James Mellon	2.9%
Gregory Bailey	2.9%

The consideration shall be US$71,696,912, such amount to be satisfied by the issue and allotment of 805,070,066 common shares of Portage at a negotiated price of US$0.089 per common share to the Vendors on the Completion Date in the following relevant proportions:

Vendors	Relevant Proportion of consideration	Number of Consideration Shares to be issued
SalvaRx Group plc	US$67,500,000	757,943,784
James Mellon	US$2,098,456	23,563,141
Gregory Bailey	US$2,098,456	23,563,141
Total	US$71,696,912	805,070,066

At least 660,593,556 Shares to be issued to SalvaRx Group plc. will be immediately distributed to its shareholders in the ratio of 18 consideration Portage shares for each SalvaRx share held.

The closing price of the Corporation’s common shares on the CSE on August 13, 2018, was US$0.10.

Dr. Bailey and Mr. Mellon, directors of Portage and SalvaRx Group plc, along with Declan Doogan, CEO of Portage and Chairman of SalvaRx Group plc, are “control persons” for the purposes of applicable securities legislation, holding approximately 54% of the Common Shares of Portage. Upon completion of the Transaction, they would beneficially own or have control and direction over approximately 63% of the Common shares. See “Ownership Following the Transaction” below.

Background to the Transaction Agreement

In January 2018, Portage disposed of a substantial part of its holdings in Biohaven Pharmaceutical Holding Company Ltd (“Biohaven”) through a stock dividend and sale of shares in the open market (see the Corporation’s news release dated January 19, 2018). This action was necessitated to avoid Portage being deemed a passive foreign investment company (“PFIC”) under the U.S. Investment Company Act of 1940 (with its attendant onerous registration requirements) and also to pass on to its shareholders the substantial value of growth that the Corporation achieved in its investment in Biohaven.

The above action left Portage with approximately US$9 million in cash. The management of Portage then began searching for new business opportunities where the funds could be used to enhance shareholder value.

In February 2018, Portage invested approximately $620,000 in Stimunity SAS, a French company wherein Portage acquired one Board position and 27% equity (see the Corporation’s news release dated February 28, 2018).

On March 7, 2018, Portage invested, by way of a convertible loan, US$950,000 into iOx Therapeutics Ltd., (“iOx”), a UK private corporation majority owned by SalvaRx Limited (see the Corporation’s news release dated March 8, 2018). Prior to the transaction, as SalvaRx Limited was a related party to the Corporation through SalvaRx Group plc, Steven Mintz, being a disinterested director of Portage, was appointed to review and recommend whether Portage should enter into the loan agreement with iOx.  Following his investigation, Mr. Mintz confirmed to the board of the Corporation that he had carried out a detailed due diligence review of iOX and the loan note provision and recommended the proposed investment. The other directors of Portage concurred with his recommendation and believed the deal to be in the best interests of Portage’s shareholders. As a result of this transaction, Mr. Mintz acquired a familiarity with an important asset owned by SalvaRx Limited.

Following the investment in iOx, the directors evaluated several other business opportunities. After some initial due diligence, these opportunities were not pursued further.

On March 19, 2018, Portage signed a non-binding letter of intent with SalvaRx Group plc. The letter proposed acquisition of all shares of SalvaRx Ltd held by SalvaRx group plc, which constituted 94.2% of the equity of SalvaRx Ltd. and consideration to be settled in Portage shares (the “Transaction”).

At the time the non-binding letter of intent was signed, Portage was aware that the Transaction would be a related party transaction within the meaning of Multilateral Instrument 61-101 (the “Instrument”) and subject to its procedural and disclosure requirements. Consequently, the board of directors of the Corporation directed that Steve Mintz, the sole independent director of Portage, be appointed to explore and negotiate the Transaction with the mandate set out below. Mr. Mintz is neither a director, officer or major shareholder of SalvaRx Group plc and, as such, is fully independent within the meaning of the Instrument. Other advantages of having Mr. Mintz lead and review the Transaction include his previous experience with reviewing the iOx transaction in March 2018 and his professional experience and designation as a CPA in Ontario.

The Independent Director Mandate

Steven Mintz (hereinafter “the Independent Director”), was granted a broad mandate to negotiate and evaluate the Transaction and to consider potential alternatives including, without limitation, maintaining the status quo. A broad mandate would enable the Independent Director to perform his duties without undue influence or coercion by any interested parties. In addition, he was charged with ensuring that the terms of the Transaction were negotiated in a manner which provided protection to minority shareholders. Specifically, the Independent Director had full authority to:

1.

dictate the terms of the transaction on behalf of Portage including amending or revising the terms of any proposed binding agreement of purchase and sale;

2.

review alternative acquisition structures including partnership arrangements, licensing options and direct equity and/or debt investment into SalvaRx Limited or SalvaRx Group plc;

3.

retain and engage independent advisors including legal, accounting, finance and industry professionals;

4.

direct the preparation and delivery of any reports he felt were necessary for the benefit of the Corporation and minority shareholders;

5.

after completion of his review, to recommend whether the Corporation should or should not proceed with the Transaction on the proposed terms and, if the Transaction should proceed, the appropriate consideration; and, most importantly; and

6.

if he felt it was necessary and in the best interests of the Corporation and its minority shareholders, to terminate the Transaction outright.

This mandate continues to exist and will remain in place until the Transaction has fully closed.

Engagement of Independent Valuer

In April 2018, after receiving advice from independent legal and accounting sources regarding his fiduciary duties under corporate and securities laws and his financial due diligence obligations, the Independent Director, in consultation with the independent directors of SalvaRx Group plc, selected PharmaVenture Ltd. of Oxford, England (“PVL”) as a potential valuer of SalvaRx Limited. In addition to reviewing PVL’s technical expertise, he investigated the qualifications and experience of PVL in advising independent directors in respect of related party transactions. The Independent Director had a detailed discussion with Adrian Dawkes PhD, (“Adrian”), the managing director of PVL, and subsequently recommended to the board that Portage support SalvaRx Group plc in engaging PVL to advise SalvaRx Group plc in respect of a valuation of the intellectual property assets of SalvaRx Limited and the underlying technology. PVL was retained by SalvaRx Group plc on April 18, 2018.

Negotiations and Deliberation

Between April and July 2018, in addition to recommending that PVL be retained by SalvaRx Group plc to prepare a valuation of SalvaRx Limited, the Independent Director undertook the following steps to ensure that the Transaction was in the best interests of Portage and its minority shareholders:

1.

Consultation with two leading development experts in the field of pharmaceuticals with deep understanding of the immune-oncology space including:

(a)

Dr. Annalisa Jenkins, NBBS, MRCP, former head of research and development for Merck Serono. Biographical information on Dr. Jenkins is available from numerous online sources including https://www.plaquetec.com/; and

(b)

Dr. Adam Zong, former head of oncology licensing for Merck. Biographical information on Dr. Zong is available at http://www.biokatalyst.org/adam-zong;

2.

Reviewed the business plan of SalvaRx Limited to develop its portfolio of assets including cash flow requirements, debt capacity, licensing issues and estimated development timelines;

3.

Reviewed of the proposed share consideration, dilutive effects and the impact on Portage’s future ability to secure funding to not only develop the portfolio of SalvaRx assets but also of Portage’s existing projects;

4.

Review of the depth of Portage’s board of directors and management team and their technical and business ability to develop the total portfolio of assets of Portage following completion of the acquisition;

5.

Direct discussions with management of SalvaRx Group plc and SalvaRx Limited; and

6.

The potential impact on public trading of Portage common shares on the CSE and OTC.

On May 10, 2018, PVL delivered an initial report (the “Valuation Report”) which indicated a value of between US$74.9 Million and US$215.9 Million for SalvaRx Limited and its portfolio of technologies. On July 23, 2018, following further due diligence by the Independent Director and after taking into account certain technical issues related to one of the portfolio technologies brought to Adrian’s attention by the Independent Director, PVL delivered an updated Valuation Report which indicated a range in value of between US$67 Million and US$188 Million for SalvaRx Limited.

The Independent Director then discussed the Transaction and Valuation Report with the committee appointed by SalvaRx Group plc for this purpose comprising its two independent directors not related to Portage: Messrs. Richard Armstrong and Colin Weinberg.

In late July 2018, the Independent Director recommended to the Board of Directors that Portage enter into the Transaction at a price on the lower end of the valuation range provided by PVL, being US$71,696,912.

Following the decision by the Board of Directors of Portage to proceed with the Transaction, an agreement for the sale and purchase of 100% of the issued share capital of SalvaRx Limited was signed on August 13, 2018 between SalvaRx Group plc, (94.2%) and James Mellon (2.9%) and Gregory Bailey (2.9%) (Vendors) and Portage Biotech Inc. (Purchaser). The Agreement was initially valid for sixty days to October 12, 2018 and was extended to January 31, 2019.

Reasoning and Analysis of the Independent Director

The summary view of the Independent Director is that, in his best business judgement, the Transaction is in the best interests of the Corporation because it builds full shareholder value through a single entity that owns all intellectual property and assets related to SalvaRx’s immune-oncology platform.

The Independent Director identified the following non-exhaustive points as factors in favour of the Transaction:

•

Since Portage completed the distribution of Biohaven shares, it has been seeking other undervalued opportunities with near term inflection points. The acquisition of SalvaRx Limited represents the next evolution of Portage as it will acquire interest in 10 products in the exciting area of immuno-oncology led by an experienced team who developed leading blockbuster drugs in this space.

•

Portage is now poised to advance several products to clinical proof of concept and hopefully take advantage of strong capital markets and increased levels of pharma mergers and acquisitions to bring yet more returns to its shareholders.

•

SalvaRx’s management team have a proven track record of discovering and commercialising drugs in the area of cancer immunotherapy with Bristol-Myers Squibb and Johnson & Johnson.  The team is supported by an extended network of senior academic and industry executives to promote commercial and scientific outcomes, including licensing and partnering discussions.

•

The Corporation’s current market capitalization is well below its peers. With the acquisition of SalvaRx Limited, this may improve.

•

The agreed purchase price is on the lower end of the valuation range provided by an independent valuer.

•

The combined Portage/SalvaRx oncology portfolio will include 11 drugs in discovery and development, three of which are near the clinical stage. The funds on hand at Portage will enable Portage to accelerate the development of these drugs. Portage can leverage SalvaRx management to support its investment in Stimunity.

•

The acquisition of SalvaRx will solidify Portage’s strategic path forward.  Like the success seen with Biohaven under Dr. Coric’s leadership, the Independent Director believes Portage has found an excellent team with the commercial and development expertise required to advance these novel technologies towards clinical proof of concept and to unlock the value behind these products.

In making its respective determinations and recommendations, the Independent Director and the Board also observed that a number of procedural safeguards were and are present to permit the Independent Director and the Board to represent effectively the interests of the Corporation and the shareholders, other than Messrs. Mellon, Doogan and Bailey, and the Corporation’s other stakeholders, including, among others:

•

The evaluation and negotiation process was conducted by the Independent Director who is independent of management and SalvaRx Group plc. The Independent Director consulted regularly with management and independent legal, financial and industry advisors. His CPA qualification and substantial financial background enable him to review and negotiate the terms of the Transaction more effectively.

•

The Transaction was approved by the Independent Director of the Corporation in accordance with the instrument.

•

The requirement for approval by a majority of the votes cast on the resolution by shareholders who vote at the Meeting, excluding for this purpose votes attached to the Common Shares held Messrs. Mellon, Doogan and Bailey, as provided by the Instrument.

•

The Independent Director investigated the qualifications of PVL prior to their engagement by SalvaRx Group plc to prepare the Valuation Report. The fee payable to PVL by SalvaRx Group plc was not contingent on the completion of the Transaction and such fee is payable to PVL in respect of the Valuation Report irrespective of its substance or conclusions.

•

The process undertaken by the Independent Director included consultations with independent parties including the independent directors of SalvaRx Group plc and there was no interference from Messrs. Mellon, Doogan and/or Bailey or their representatives.

Concerns and Dissenting Views

Throughout the negotiation of the Transaction, the Independent Director retained the view that the Transaction remained desirable and that the agreed upon final pricing terms were fair and that the terms of the Transaction were appropriate and consistent with arm’s length transactions of similar size and scope.

There were no dissenting views among the other directors of Portage or any independent advises retained by the Independent Director.

The Independent Director did note that, as a result of the Transaction, the resulting beneficial ownership of Messrs. Mellon, Doogan and Bailey would exceed 50% of the outstanding Common Shares. As a result, Messrs. Mellon, Doogan and Bailey will be able to determine who the directors of the Corporation will be and will have significant influence over most matters that require approval by the Corporation’s shareholders, including the approval of significant corporate transactions, even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of the Corporation that other shareholders may view as beneficial. The Independent Director weighed this risk against risks to the Corporation that would be mitigated by acquiring SalvaRx Limited. In his judgement, the perceived increase in risk caused by greater ownership concentration would be more than offset by risk mitigation achieved by acquiring SalvaRx Limited. In addition, he considered the fact that the pre-transaction beneficial ownership interest held by Messrs. Mellon, Doogan and Bailey exceeded 50% and therefore already represented de facto control. As such, he felt that the further concentration of control does not introduce a new category of risk to minority shareholders. It was acknowledged by him that the degree of concentration risk would increase; however, in his judgement, this fact was already known to minority shareholders.

Consideration of Alternatives

Given the unique nature of the Transaction, the alternative consideration was to maintain the status quo and undertake no transaction with SalvaRx. This option was a consideration throughout the Independent Director’s investigation. The Independent Director expended efforts to compare the current Portage portfolio with the long term strategic and economic value of acquiring SalvaRx’s portfolio assets. It was determined that the Transaction provided significant advantages to the Corporation over the long term as compared to the status quo (as detailed under “Reasoning and Analysis of the Independent Director” above).

Valuation Opinion

Under the Instrument, the Transaction would normally be exempt from any formal valuation requirements as the securities of Portage are not listed on a prescribed exchange. Despite the availability of this exemption, the Independent Director was of the view that a 3rd party valuation was still desirable as it would provide substantive reasoning and background for an appropriate current market valuation of SalvaRx Limited, especially in view of the size of this Transaction relative to the existing value of Portage.

The views expressed in the Valuation Report were an important consideration for the Independent Director in his decision to recommend that the Corporation proceed with the Transaction. He was also comfortable that PVL had conducted a thorough review of available valuation methodologies and had exercised its professional expertise in applying these valuation methods.

The Valuation Report provided an estimate for the fair market value of 100% of SalvaRx Limited as at July 23, 2018, of between US$67 million to US$188 million.

Given the status of SalvaRx Limited at the valuation date (the “Valuation Date”) it was the view of PVL that that the most appropriate approaches in determining the range of the fair market value of SalvaRx Limited at the Valuation Date was:

•

a bottom-up discounted cash flow (DCF) method in deriving the risk-adjusted net present value (eNPV) of the IMM60 and INT230-6 assets for iOx and Intensity respectively for the jurisdictions of US, EU and Japan.

•

An incidence and time-adjusted multiple was applied as a proxy for the eNPV value of the IMM65 asset for iOx.

•

The other SalvaRx portfolio companies, namely Nekonal, RIFT and Oncomer, were formed relatively recently. Due to the huge range in preclinical asset comparables and highly speculative assumptions in the DCFs of preclinical assets, PVL derived, based on its experience and the progress, a conservative equity value uplift for each company.

PVL, SalvaRx Group plc and the Independent Director also attempted to use a variety of other confirmation approaches. This was important as it demonstrated the comprehensive nature of the approach taken. In this regard, they examined and considered the following traditional valuation approaches, but were unable to use any of them:

(1)

Asset-Based Approach. The Asset-Based Approach is generally utilized where either: (i) the company is not deemed to be a going concern; (ii) the nature of the business is such that asset values represent the largest portion of the company’s worth (e.g., real estate holding companies); and, (iii) there are no earnings or cash flow to be capitalized. In the case of SalvaRx Limited, given its primary assets are intangible, this approach was not considered appropriate.

(2)

Cost Approach. The Cost Approach is generally appropriate under certain circumstances where an asset is still under development, there is no history of generating cash flows, and future cash flows are so uncertain as to be speculative. A weakness of the Cost Approach is that the cost of the opportunity may bear little relationship to the economic benefits that a purchaser might anticipate to derive from such opportunity upon commercial exploitation of the asset. In the case of the Company, given that SalvaRx Limited has primarily intangible assets, the Cost Approach was deemed inappropriate.

(3)

Income Approach - Capitalized Earnings / Cash Flow / EBITDA Method. SalvaRx Limited does not have a history of positive income or cash flow and accordingly, this approach could not be utilized.

(4)

Market Approach – Historical Transactions. SalvaRx Limited did conduct an equity issuance in June of 2015 raising approximately £1 million. However, given the advancement in the SalvaRx portfolio since the date of the financing, combined with the new revenue model, the value implied by the financing in 2015 was not reflective of the current fair market value.

The Independent Director was comfortable that PVL has conducted a thorough review of available valuation methodology and had exercised its professional expertise in applying these valuation methods.

The Valuation Report is included in Schedule D to the Information Circular dated November 26, 2018.

Finally, the Independent Director noted that notwithstanding the deemed transaction value of approximately US$71.65 million determined by the parties, the estimate of value set forth in the Valuation Report of US$67 to US$188 million, placed the aggregate value of the transferred assets far in excess of share consideration being offered by the Corporation. Further still, the share value of US$0.089 ascribed to each share by the parties as consideration was based on Portage’s current valuation at US$25 million. The Independent Director considered this valuation of Portage to be more than fair since it not only recognized the existing assets of Portage but also provided substantial weight to existing management ‘s ability to develop profitable projects. He noted that, in his business experience, vendors in other transactions that he had reviewed did not put any value to this factor and their estimates of valuation were much lower.

The Independent Director felt that these facts provided further confirmation of the fairness of the current transaction to shareholders of the Corporation; in particular, the minority shareholders.

Votes Excluded

To the knowledge of the Corporation, after reasonable inquiry, votes attached to a total of 155,925,965 Common Shares (representing in the aggregate approximately 56% of the issued and outstanding Common Shares) will be excluded in determining whether minority approval for the proposed related party transaction is obtained. The Common Shares to be excluded are held as follows:

Name	Position Held	Number of Shares Abstained
Gregory Bailey	Director	67,150,883
James Mellon	Director	45,973,688
Ian B. Walters	Director	573,195
Kamlesh Shah	Director, C.F.O.	4,972,131
Declan Doogan	Director, C.E.O.	37,256,068

Ownership Following the Transaction

To the knowledge of the directors and officers of each of Portage and SalvaRx Group plc, no persons will beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Portage after the closing of the Transaction, except as follows:

	Prior to the Transaction		Post the Transaction
Name of Principal Shareholder (over 10%)	# of shares	%	# of shares	%
Greg Bailey	67,150,883	23.92%	330,479,262	30.44%
James Mellon	45,973,688	16.38%	309,302,067	28.49%
Declan Doogan	37,256,068	13.27%	42,558,162	3.92%
Total	150,380,639	53.57%	682,339,492	62.84%

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 19, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer